Provident Energy Announces March Cash Distribution and the Schedule for Release of
2005 Year-end Results and Conference Call

NEWS RELEASE NUMBER 06-06	March 9, 2006

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced its March cash distribution will be CDN$0.12 per unit payable on April 13, 2006. March's distribution is consistent with the monthly distributions paid to unitholders since November 2003.
March’s distribution will be paid to unitholders of record on March 22, 2006. The ex-distribution date will be March 20, 2006. For unitholders receiving their distribution in U.S. funds, the March 2006 cash distribution will be approximately US$0.10 per unit based on an exchange rate of 0.8669. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

2005 Year-end Results Schedule

Provident Energy will announce its fourth quarter and 2005 year-end results on Monday, March 13, 2006 at 6:00 a.m. MT. A conference call with senior management to review the results is scheduled for 9:00 a.m. MT (11:00 a.m. ET) on Monday, March 13. Analysts, investors and media may access the conference call by dialing 416-695-5259 in the Toronto area and 1-877-461-2814 toll-free for all other areas of Canada and the United States. Please call in five to 10 minutes prior to the scheduled start time. The conference call can also be accessed on Provident's website at www.providentenergy.com . A replay of the conference call will be available on Provident's website or by dialing 416-695-5275 or 1-888-509-0081.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds that Provident will derive there from.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com